Exhibit D-1

                            COMMONWEALTH OF KENTUCKY
                      BEFORE THE PUBLIC SERVICE COMMISSION


In the Matter of the  Application  of The Union Light,  Heat  )
and Power  Company for a Certificate  of Public  Convenience  )
and Necessity to Acquire  Certain  Generation  Resources and  )
Related  Property;  for Approval of Certain  Purchase  Power  )
Agreements;  for Approval of Certain  Accounting  Treatment;  )
and for  Approval  of  Deviation  from  Requirements  of KRS  )
278.2207 and 278.2213(6)                                      )
                                                              )
                                                              )
                                                           Case No. 2003-00252

                                   APPLICATION

         The Union Light, Heat and Power Company (ULH&P) respectfully petitions the Kentucky Public Service Commission (Commission) for an Order pursuant to KRS 278.020, and 807 KAR 5:001 Sections 8 and 9 granting ULH&P a Certificate of Public Convenience and Necessity (CPCN) to acquire, at net book value plus transaction costs, ownership of three electric generating station facilities totaling 1,105 megawatts (MW) nameplate rating (the Plants) and related property from The Cincinnati Gas & Electric Company (CG&E), ULH&P's parent company. Additionally, ULH&P requests approval of certain purchase power agreements with CG&E, authority to establish accounting deferrals for the recovery of transaction costs related to the acquisition by ULH&P of the Plants, and retention of profits related to off-system sales from the Plants. In accordance with KRS 278.2219, ULH&P also requests a deviation from the requirements of KRS
278.2207 and 278.2213(6) to allow ULH&P to become the assignee of certain affiliate contracts related to the operation of the Plants. Finally, ULH&P requests approval to terminate the current Power Sale Agreement with CG&E concurrent with its acquisition of the Plants and other authorizations detailed herein. In support of this Application, ULH&P respectfully states:
         1. Address: ULH&P is a Kentucky corporation with its principal office and principal place of business at 107 Brent Spence Square, Covington, Kentucky 41042-0032. Its mailing address it P. O. Box 960, Cincinnati, Ohio 45201.
         2. Articles of Incorporation: Pursuant to 807 KAR 5:001, Section 8(3), ULH&P states that a certified copy of its Articles of Incorporation, as amended, is on file with the Commission in Case No. 6566.
         3. Statement of Business: ULH&P is a utility as defined in KRS 278.010(3)(a) and (b), engaged in providing retail gas and electric services to its customers in Northern Kentucky. ULH&P is thus subject to the jurisdiction of the Public Service Commission.
         4. Acquisition of Generating Stations: ULH&P proposes to acquire three electric generating stations whose combined generating capacity totals 1,105 MW (nameplate rating). The East Bend Generating Station (East Bend) is a 648 MW (nameplate rating) coal-fired station in Rabbit Hash, Kentucky. East Bend is jointly owned by CG&E (69%) and The Dayton Power & Light Company (DP&L) (31%). CG&E currently operates East Bend on its own behalf and on behalf of DP&L through a joint ownership agreement. ULH&P proposes to acquire CG&E's entire ownership share in East Bend (447 MW nameplate rating). The Woodsdale Generating Station (Woodsdale) is a 490 MW (nameplate rating) dual-fuel combustion-turbine peaking station that operates on either natural gas or propane. Miami Fort Unit 6 (Miami Fort 6) is a 168 MW (nameplate rating) coal-fired unit located in North Bend, Ohio. This unit is wholly-owned by CG&E, and is part of the larger Miami Fort Generating Station, jointly owned by CG&E and DP&L. ULH&P proposes to acquire the Plants from CG&E at net book value.
         ULH&P has thoroughly analyzed the cost-effectiveness of acquiring, owning and operating the Plants. ULH&P's analysis conclusively demonstrates that acquiring the Plants is the least cost alternative for meeting its long-term electric power requirements, when compared to both market purchases of power and construction of new generation.
         5. Statement of Need: ULH&P currently possesses no electric generating capability, purchasing its entire requirements of electricity from its parent company, CG&E, pursuant to a Power Sales Agreement approved by this Commission in Case No. 2001-00058.1
         ULH&P's peak demand for the summer of 2003 is projected to be 848 MW under normal weather conditions. The projected rate of growth in ULH&P's service territory load for the period 2003 to 2013 is 1.6% per year.
         In its May 11, 2001 Order Case No. 2001-00058, the Commission stated:
"the most reasonable and least costly way for a utility like ULH&P to secure a long-term power supply at prices not subject to market volatility is to construct and directly own sufficient generating capacity to meet its load." 2 Further, in its December 21, 2001 Order in Administrative Case No. 387, which investigated the adequacy of Kentucky's generation and transmission, the Commission stated that it was concerned that ULH&P had no announced plans for meeting its demand when the full-requirements wholesale purchase power contract expires at the end of 2006, and that ULH&P's resource plans do not adequately address the need to provide reliable service at reasonable costs beyond the contract's 2006 expiration.3
         ULH&P's proposal to acquire the Plants is a direct response to the Commission's stated concerns. The facts that ULH&P relies upon to demonstrate that the public convenience and necessity calls for acquiring the Plants, and that such acquisition meets Kentucky's least-cost standard, are contained in the testimony and attachments supporting this Application.
         6. Permits From Public Authorities.
         a. Statement of Environmental Compatibility: At the time that the generation assets in question for this acquisition were constructed, all of the appropriate permits were obtained from the respective regulatory agencies.
Since the Plants were commissioned and in operation since 1960, 1981, and 1992 for East Bend, Miami Fort 6, and Woodsdale, respectively, the original siting, statements of environmental compatibility, and certificates of public need have been in force. ULH&P has attached as an Appendix to this Application separate volumes (Application Appendix I, II and III) containing the current permits for water quality; air quality (permits to operate an air containment source - acid rain permit); permits to operate; and other permits. The necessary steps will be taken at the time of closing the proposed transaction to transfer the required permits to ULH&P.
         7. Location: East Bend is located at Route 338, Rabbit Hash, Kentucky 41091-0142. Woodsdale is located at 2100 Woodsdale Road, Trenton, Ohio, 43067. Miami Fort 6 is located at Brower Road, North Bend, Ohio, along the Ohio River.
         8. Area Maps: Attached to this application in the Application Appendix are the site maps. The maps provided show the generating facilities and the transmission facilities connecting CG&E to ULH&P in the grid to serve ULH&P customers. Additional explanation of the grid is provided in the testimony of Mr. Ronald C. Snead. Aerial photographs and additional maps of the facilities for the Plants are in the applicable appendix sections of the Burns & McDonnell Due Diligence Evaluation Report for the Plants. See the Burns & McDonnell Appendix 1 for the Vicinity Map, Infrastructure Map, USGS Quadrangle, and the Aerial Site Photograph and see the Burns & McDonnell Appendix 2 for the Site Plan for each of the Plants.
         9. Cost of Operation: ULH&P estimates annual operations and maintenance costs for the Plants of $46,711,816 for 2006. These Plants have been proven to be a reliable and cost-effective means of contributing to the supply of electric generation in Northern Kentucky and southwest Ohio for many years, and are expected to continue to provide a reliable and cost-effective supply of electricity to ULH&P's customers after ULH&P's acquisition of the Plants, as supported by the accompanying testimony.
         10. Request for Waivers: ULH&P requests waivers of the following filing requirements:
         a. Financing Plan: ULH&P requests a waiver of the requirements of 807 KAR 5:001, Section 9(2)(e). ULH&P will finance the acquisition of the Plants, subject to receiving a CPCN, through a combination of internally and or externally generated funds. However, ULH&P's financing plans will depend in part on financial market conditions at the time of acquisition; therefore, ULH&P will seek Commission approval for the financing arrangements as the date of acquisition draws closer.
         b. Franchises or Permits: ULH&P requests a waiver of the requirements of 807 KAR Section 9(2)(b). Since ULH&P's acquisition of the Plants will require neither new construction nor extension of facilities, ULH&P believes this requirement is inapplicable to its Application.
         c. Location of Routes: ULH&P requests a waiver of the requirements of 807 KAR Section 9(2)(c) to the extent that these requirements call for a full description of the route or routes of new construction or extension of facilities. ULH&P believes that these requirements are inapplicable to this Application because no new construction or extension of facilities will occur.
         d. Engineering Information: ULH&P requests a waiver of the requirements of KRS 322.340. ULH&P's proposal to acquire the Plants will require no engineering or construction effort, but is simply a transfer of ownership interests. ULH&P therefore believes that these requirements are inapplicable to this Application.
         e. Other Waivers: ULH&P requests a waiver of any other requirement determined by the Commission to be necessary for approval of this Application.
         11. Testimony and Attachments: Additional facts supporting this Application are set out in detail in ULH&P's direct testimony and attachments. The following witnesses submit direct testimony and supporting attachments as part of this Application, and their testimony and attachments are incorporated by reference into this Application:
o        Gregory C. Ficke, President of ULH&P, President of CG&E
o        James L. Turner, Executive Vice President, Cinergy Corp.
o        Richard G. Stevie, General Manager, Market Analysis, Cinergy Services,
         Inc.
o        Judah Rose, ICF Consulting Group, Inc.
o Robert C. McCarthy, Senior Vice President, Portfolio Analysis & Systems, Cinergy Services, Inc.
o John J. Roebel, Vice President, Generation Resource Group, Cinergy Power Generation Services, LLC.
o H. Davis Ege, Principal Mechanical Technical Specialist/Consultant, Burns & McDonnell Engineering Co., Inc.
o        Diane L. Jenner, Manager, Asset Planning and Analysis, Cinergy
         Services, Inc.
o        Ronald C. Snead, Manager, Bulk Transmission Planning, Cinergy Services,
         Inc.
o        J. Thomas Mason, Vice President, Fuels Origination, Cinergy Services,
         Inc.
o        John P. Steffen, Vice President, Rates, Cinergy Services, Inc.
         12. Acquisition of the Generation Assets: The current cost analysis demonstrates that the acquisition of these Plants to meet the needs of a secure, long-term supply of generation for ULH&P's retail electric customers is the least-cost option.
         13. Ownership of the Generation Assets: If the Commission grants the requested CPCN for the acquisition of the Plants at net book value, ULH&P will acquire ownership interests in the Plants and related property as described in this Application and the supporting testimony.
         14. Deviation from KRS 278.2207, 278.2213(6): ULH&P requests that the Commission grant a deviation from the affiliate transaction pricing requirements of KRS 278.2207 and 278.2213(6) to allow ULH&P to receive an assignment of the following affiliate contracts: (1) a natural gas fuel supply and management agreement currently in place for Woodsdale between CG&E and its affiliate, Cinergy Marketing and Trading, LP (CM&T); (2) a propane fuel supply and management agreement currently in place for Woodsdale between CG&E and its affiliate, Ohio River Valley Propane LLC (ORVP); and (3) a propane storage agreement currently in place for Woodsdale between CG&E and its affiliate, Ohio River Valley Propane LLC (ORVP). This request for deviation is fully supported by the Direct Testimony of John J. Roebel, filed herewith.
         15. Approval of Certain Wholesale Power Agreements: It will be necessary to purchase back-up power and energy should East Bend and/or Miami Fort 6 experience either a planned or unplanned outage, thus ULH&P proposes to enter into a Back-up Power Sale Agreement (Back-up PSA) with CG&E. In addition, ULH&P proposes to continue to operate the Plants jointly with the generating assets of its affiliates, CG&E and PSI Energy, Inc. Such an arrangement will require that ULH&P enter into a Purchase, Sale and Operation Agreement (PSOA) with CG&E. ULH&P is requesting approval of these wholesale power agreements. These agreements are fully supported by the Direct Testimony of Robert C. McCarthy, filed herewith.
         16. Approval to Transfer Generation Assets: CG&E conditions its agreement to transfer the Plants to ULH&P on the Commission's commitment to allow ULH&P certain rate treatment associated with the Plants and the wholesale power agreements, as follows:
                1. Inclusion in rate base of full net book value associated with the acquisition of the Plants and related property, as described in the testimony filed in this proceeding, in ULH&P's future general rate proceedings;
                2. Authorization to defer for future recovery in ULH&P's future general rate proceedings transaction costs incurred by ULH&P and by CG&E on ULH&P's behalf related to ULH&P's acquisition of the Plants;
                3. Inclusion in rate base of the monthly capacity charges specified in the Back-up PSA, and reasonable capacity charges specified in successor back-up power supply agreements, in ULH&P's future general rate proceedings;
                4. Inclusion in ULH&P's fuel adjustment charge of all energy charges assessed under the Back-up PSA and successor back-up power supply agreements on a going-forward basis from the date that ULH&P's next fuel adjustment charge after January 1, 2007 goes into effect;
                5. Inclusion in ULH&P's fuel adjustment charge of all costs of energy transfers from CG&E assessed under the PSOA on a going forward basis from the date that ULH&P's next fuel adjustment charge after January 1, 2007 goes into effect;
                6. Authority to amortize transferred accumulated deferred investment tax credit (ADITC) balance on ULH&P's books below the line over the remaining lives of the Plants, and exclusion of ADITC from retail ratemaking in ULH&P's future general rate proceedings;
                7. Exclusion of accumulated deferred federal and state income taxes transferred from CG&E to ULH&P as part of this transaction from retail ratemaking in ULH&P's future general rate proceedings;
                8. ULH&P's retention of all profits from off-system sales in ULH&P's future general rate proceedings.
         ULH&P therefore requests present Commission approval, pursuant to KRS 278.218, to transfer the Plants back to CG&E if these conditions of the transfer are not met.
         17. WHEREFORE, ULH&P requests that the Commission find that the proposed acquisition by ULH&P of the Plants, joint economic dispatch of the Plants with CG&E's generation under the PSOA, and ULH&P's purchase of backup power supply from CG&E under the Back-up PSA, together form an integrated package that is in the public interest and will benefit ULH&P's customers because:
                1. ULH&P will acquire its own resources, which will provide a reliable low-cost source of power that is preferable to the risks associated with wholesale market purchases;
                2. Joint economic dispatch of the Plants under the PSOA will provide ULH&P and its customers with cost savings and the advantages of being part of a larger, more diverse system of generating resources;
                3. The Back-up PSA will provide ULH&P with a reliable source of back-up power to hedge against the risk of failure of its own baseload units at a just and reasonable market rate;
                4. Without prejudice to future ULH&P rate cases, the overall cost to ULH&P and its customers for the integrated package, taken as a whole, is just and reasonable; and
                5. Alternative scenarios for ULH&P to meet its load requirements are unlikely to present benefits equal to the integrated package offered by CG&E.
         Accordingly, ULH&P requests the Public Service Commission to:
                1. Issue an order granting ULH&P a Certificate of Public Convenience and Necessity, pursuant to KRS 278.020, and otherwise grant all necessary approvals, for the acquisition, at net book value plus transaction costs, of the Plants, as described herein and as further supported by the testimony filed herewith;
                2. Approve ULH&P's request for authorization to defer for future recovery transaction costs related to its acquisition of the Plants;
                3. Approve the heretofore-described wholesale power agreements;
                4.    Grant the request for deviation, pursuant to KRS
                      278.2207, of certain affiliate agreements, as supported by the testimony filed herewith;
                5.    Grant ULH&P authorization to terminate its current
                      Power Sale Agreement with CG&E;
                6. Recognize the conditions subsequent CG&E has placed on the transfer of the Plants to ULH&P, find that such conditions are for a proper purpose, are otherwise consistent with the public interest, and grant ULH&P the present authority to transfer the Plants back to CG&E pursuant to KRS 278.218 if ULH&P does not receive the rate-treatment described herein and in the attached testimony;
                7. Order that ULH&P shall file its next integrated resource plan (IRP) pursuant to 807 KAR 5:058 within three years after the date of the Commission's final
                      Order in this proceeding.


Dated at Cincinnati, Ohio, this 21st day of July, 2003.

                                     THE UNION LIGHT, HEAT AND POWER COMPANY




                                     /s/Michael J. Pahutski
                                     James B. Gainer, Vice President and General
                                     Counsel
                                     Regulated Businesses
                                     Michael J. Pahutski, Trial Attorney
                                     John J. Finnigan, Senior Counsel
                                     The Union Light, Heat and Power Company
                                     139 East Fourth Street
                                     Cincinnati, OH  45201
                                     (513) 287-3075
                                     Fax: (513) 287-3810






                             CERTIFICATE OF SERVICE
I hereby give notice that on this 21st day of July, 2003, I have filed an original and 10 true copies of the foregoing Application and accompanying testimony and attachments with the Kentucky Public Service Commission at 211 Sower Boulevard, Frankfort, Kentucky, 40601, and I further certify that this same day I have served the parties by mailing a true copy of the same via overnight mail, postage prepaid, to those listed below.



                                                  /s/Michael J. Pahutski
                                                  Michael J. Pahutski

Elizabeth E. Blackford
Assistant Attorney General
1024 Capital Center Drive
Frankfort, Kentucky  40601

David F. Boehm
Boehm, Kurtz & Lowry
35 East Seventh Street
Cincinnati, OH  45202

Michael Kurtz, Esq.
Boehm, Kurtz & Lowry
35 East Seventh Street
Cincinnati, OH  45202






1 Order in Case No. 2001-00058, In the Matter of The Application of The Union Light, Heat and Power Company for Certain Findings Under 15 U.S.C.ss.79Z
(May 11, 2001).

2 Id. at 6.


3 Order in Administrative Case No.387, In the Matter of A Review of the Adequacy of Kentucky's Generation Capacity and Transmission System (December 20, 2001) at 6.